Exhibit 3.2
CERTIFICATE OF AMENDMENT TO
THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
CIDARA THERAPEUTICS, INC.
Cidara Therapeutics, Inc. (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies that:
First: The name of the Company is Cidara Therapeutics, Inc. The Company’s Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware on December 6, 2012, under the name of K2 Therapeutics, Inc.
Second: The Amended and Restated Certificate of Incorporation of the Company (the “Charter”) was filed with the Secretary of State of the State of Delaware on April 20, 2015.
Third: The Board of Directors of the Company (the “Board”), acting in accordance with the provisions of Sections 141 and 242 of the DGCL, duly adopted resolutions to amend the Charter as follows:
1.Article IV, Section A shall be amended and restated to read in its entirety as follows:
“The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 30,000,000 shares. 20,000,000 shares shall be Common Stock, each having a par value of $0.0001. 10,000,000 shares shall be Preferred Stock, each having a par value of $0.0001.”
2.Effective as of 5:00 p.m., Eastern time, on April 23, 2024 (the “Effective Time”), each 20 shares of Common Stock, par value $0.0001 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one share of Common Stock, par value $0.0001 per share; provided, however, that the Company shall issue no fractional shares as a result of the actions set forth herein but shall instead pay to the holder of such fractional share a sum in cash equal to such fraction multiplied by the closing sales price of the Common Stock as reported on the Nasdaq Capital Market at the Effective Time.
Fourth: Thereafter pursuant to a resolution of the Board, this Certificate of Amendment was submitted to the stockholders of the Company for their approval, and was duly adopted at a special meeting of the stockholders of the Company, in accordance with the provisions of Section 242 of the DGCL.
Fifth: All other provisions of the Charter as currently on file with the Secretary of State of the State of Delaware shall remain in full force and effect.
IN WITNESS WHEREOF, the Company on has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 22nd day of April, 2024.

Cidara Therapeutics, Inc.

By:	/s/ Jeffrey Stein, Ph.D.
Name: Jeffrey Stein, Ph.D.
Title: President and Chief Executive Officer